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Alvaro S.

CTO + Co-Founder, Caribu

Miami Beach, Florida · See 500+ connections · **See contact info**

 **Caribu**

Imperial College London
Business School

About

Full-stack integrator: functional understanding of each component while also capable of connecting various tiers and managing each expert to make great things happen.

Experience



Co-Founder

Caribu

Sep 2013 – Present · 5 yrs 10 mos
London, United Kingdom

Caribu is a shared reading experience for the iPad. It brings together interactivity and education to create an exciting communication tool for the modern family. Find out more at caribuapp.com.

 🔗 **Caribu | Video calling and reading for...**

Co-Founder

LinnDo

2013 – 2015 · 2 yrs
London, United Kingdom
Design agency specializing in branding and development.
• Designed and developed web and brand identity for 10+ clients like the London Notting Hill Carnival and Football Radar

Global Services Solutions Consultant

Telvent, Schneider Electric

Jun 2011 – Aug 2011 · 3 mos
Madrid

· Analyzed requirements and developed managed services solutions for clients ranging from international sector leaders to medium businesses
· Met with potential and current clients to gather and establish pre-requisites and business needs... See more

Shared Systems Engineer

Terremark

Jun 2010 – Aug 2010 · 3 mos
Miami

•Responsible for the setup, configuration and maintenance of managed hosting servers running ESXi 4.0 OS

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Co-Founder

JAMedia

Sep 2008 – Jun 2010 · 1 yr 10 mos

• Support bands with a full range of management and production services from venue placement and logistics to album / single recording (studio time and production)
• Represented clients during performance negotiations to maximize revenue while ensuring large audiences... See more

Show 2 more experiences ⌄

Education

Imperial College London Business School

Master's Degree, Innovation, Entrepreneurship and Management, Merit

2012 – 2013

Universidad San Pablo-CEU

Engineer's Degree, Computer Science, Distinction

2007 – 2012

Universidad Antonio de Nebrija

Engineer's Degree, Industrial & Automotive Engineering

2005 – 2007

Skills & Endorsements

Web Development · 15

Andre Nakkurt and 14 connections have given endorsements for this skill

Entrepreneurship · 14

Endorsed by **Andre Nakkurt, who is highly skilled at this**

JavaScript · 9

Andre Nakkurt and 8 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (3)

Gustavo Garcia
Global Solutions Architect at Equinix

August 7, 2013, Gustavo was senior to Alvaro but didn't manage directly

Alvaro showed a keen ability plan and coordinate, organize, and resolve problems in simple and practical ways.

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